BIO-AMD, INC.
3rd Floor, 14 South Molton Street
London, UK W1K 5QP

September 09, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Bio-AMD, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011
File No. 000-52601

Attention:                      Ms. Jennifer Thompson, Accounting Branch Chief

Ladies and Gentlemen:

On behalf of Bio-AMD, Inc., a Nevada corporation (the “Company,” “we,” “us”, or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated August 17, 2011 (the “Comment Letter”), addressed to Thomas Barr, Chief Executive Officer of the Company, relating to the above-captioned Annual Report on Form 10-K filed by the Company.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Form 10-K for the Year Ended December 31, 2010

Financial Statements for the Year Ended December 31, 2010

General

1.
If you determine, based on our comments below, that the financial statements within this Form 10-K and your subsequent Forms 10-Q do not comply with GAAP, please amend your filings to provide financial statements and related disclosures that comply with GAAP. In doing so, please reconsider your conclusions as to whether disclosure controls and procedures and internal control over financial reporting were effective at each period end. Additionally, please consider whether you meet the requirements to file an Item 4.02 Form 8-K. In your response to these comments, please tell us whether you intend to file an Item 4.02 Form 8-K and amendments to your Form 10-K and Forms 10-Q, and if so, tell us the expected timing for these actions.

Further to our responses to Items 2 and 3 below, we believe that the financial statements contained in our December 31, 2010 Form 10-K and all subsequent Forms 10-Q complied with GAAP. Accordingly, we do not believe it necessary to amend the December 31, 2010 Form 10-K and any subsequent Forms 10-Q, to file an Item 4.02 Form 8-K or to revise our conclusions concerning the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Consolidated Statements of Operations, page F-4

2.	We note your response to comment one in our letter dated August 3, 2011 and have the following comments:

•
Your response indicates that the line item seen on the face of your statements of operations that is labeled “Subsidiary preferred dividend attributable to the noncontrolling interest” represents preferred stock dividends paid to you by a subsidiary whose preferred stock is wholly owned by you. Based on your response, it is unclear why you disclose these subsidiary preferred dividends are attributable to a non-controlling interest. Please refer to the definition of “noncontrolling interest” in the Master Glossary of the FASB Codification, and explain to us how your use of the term “noncontrolling interest” is appropriate in the context of your subsidiary’s preferred stock dividends. If you have not used this term as defined in GAAP, please revise your filings to comply with GAAP terminology.

•
Your response indicates that you believe that the preferred dividend paid to you by your subsidiary should be treated as income to your common shareholders, reducing the net loss attributable to your common shareholders. Since the impact of the subsidiary preferred dividend is wholly eliminated in consolidation, it is unclear to us why it should be considered when calculating the net loss per share for your shareholders. Please cite the specific paragraphs of ASC 260 or other applicable GAAP guidance that support your treatment of this subsidiary preferred dividend when calculating net loss per share for your shareholders. If you determine that this presentation is not supported by GAAP guidance, please revise your filings to present net loss per share in accordance with GAAP.

•
Please explain to us in detail why your consolidated statements of stockholders’ equity reflect the subsidiary preferred dividend paid to you as an increase to your Additional Paid-In Capital account and a reduction of the amount of total equity attributable to the noncontrolling interest. This matter is particularly unclear since your response indicates that your subsidiary preferred stock is wholly owned by you and has been fully eliminated in consolidation.

•
Please explain to us in detail what is represented by the line item that is labeled “Net loss attributable to the noncontrolling interest.” Also explain to us how this amount is calculated each period.

The noncontrolling interest (“NCI”) is defined as “the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent”. This amount of loss attributable to the minority percentage ownership of the subsidiary is added back to the consolidated loss (under the caption “Net loss attributable to the non-controlling interest”) to arrive at the net loss attributable to the parent shareholders. The amount reported on the line item “Subsidiary preferred dividend attributable to the non-controlling interest” reflects the minority ownership percentage applied to the preferred dividend payable to the parent. The dividend has been accrued but not paid. Theoretically, if the subsidiary were to pay the dividend in cash to the parent, this line item amount would be borne by the NCI and that cash would be available to the parent common shareholders. Since the dividend income has been eliminated in consolidation, this line item is provided to indicate that.

We have looked to ASC 260 to support this position. Specifically, we have used the guidance at ASC 260-10-55, Example 7. We have done the calculations as presented in ASC 260-10-55-67 and have attached those calculations as Exhibit A. These calculations indicate a loss available to common shareholders of Bio-AMD, Inc. of $2,318,323, a difference of $927, or $0.000021 per share, to the amount reported in the 2010 financial statements of $2,317,396.

Just as the NCI is allocated its share of losses, it is also allocated its share of the preferred dividend payment to the parent, which reduces the NCI. The parent’s share of the income has been eliminated in consolidation. Therefore this amount is credited to the parent’s APIC in consolidation, as it cannot be presented as income.

The line item “Net loss attributable to the non-controlling interest” represents the amount of loss attributable to the minority percentage ownership of the subsidiary and is calculated by applying the subsidiary NCI ownership percentage to the subsidiary losses during the reporting periods.

We believe, based on the above information, that our accounting is in accordance with GAAP and that no revisions to our filing are required.

Note 6 – Acquisitions, page F-16

3.
We note your response to comment three in our letter dated August 3, 2011. Your response indicates that your acquisition of a majority interest in Bio-AMD Holdings was accounted for as an acquisition of assets rather than a business. Your response also indicates that Bio-AMD Holdings’ only assets were patents, and you concluded that Bio-AMD Holdings’ historical cost for these patents reflected their fair value at the date you acquired them. We have the following comments:

•
Please explain to us in detail how your determination that the fair value of the acquired patents equaled Bio-AMD Holdings’ historical cost for these patents rather than the amount of cash that you paid for your majority interest in Bio-AMD Holdings complies with ASC 805-50-30-2 and 30-3.

•
Please provide us with your purchase price allocation for this transaction. Please note that the fair values assigned to your 63% interest in each individual acquired asset or liability should sum to the total purchase price paid of $1,335,000.

•
If you determine that the accounting for your acquisition of a majority interest in Bio-AMD Holdings does not comply with GAAP, please revise your filings to account for this transaction in accordance with GAAP.

The patents and patent applications had been acquired by the founders of Bio-Alternative Medical Devices Ltd, (who originally owned 100% interest in Bio-Alternative Medical Devices Ltd, prior to our investment made in Bio-AMD Holdings Ltd and subsidiary, Bio-Alternative Devices Ltd. in February 2010) from the bankruptcy court or the Administrator.  The founders then contributed these acquired assets to Bio-AMD Holdings Ltd’s subsidiary, Bio-Alternative Medical Devices Ltd. Bio-Alternative Devices Ltd has recorded these patents and patent applications acquired by the founders from the bankruptcy court or Administrator at their cost basis of £2,000 acquired through a transaction conducted at arm’s length, which provides reliable evidence about the existence and fair value of these sole assets of Bio-Alternative Medical Devices Ltd.  We continue to carry the cost basis of £2,000 on the patents and patent applications acquired by these founders as they were the 100% shareholders of Bio-Alternative Medical Devices Ltd prior to our investment made in Bio-AMD Holdings Ltd and its subsidiary, Bio-Alternative Medical Devices Ltd. The accounting for the assets acquisition transaction in connection with the founders is in conformity with accounting principles generally accepted in the United States of America, which requires the use of the transferors’ or founders’ cost basis.

In addition, these assets require a significant investment in time, effort and cash to cause them to attain any potential value above their purchase price. No such efforts had been expended between the acquisition of the assets by Bio-AMD Holdings Ltd and the acquisition of the equity interest from Bio-AMD Holdings by Bio-AMD, Inc. Therefore, we continue to believe that the £2,000 cost of the patents and related applications represents their fair value.

The consideration paid for our 63% interest in Bio-AMD Holdings Ltd was £865,000. At the date of acquisition, that amount translated to $1,334,868. The interest acquired was represented by newly issued equity of Bio-AMD Holdings Ltd and the cash was deposited into a Bio-AMD Holdings Ltd bank account and recorded as an asset of Bio-AMD Holdings Ltd.

Immediately after the equity purchase, the assets of Bio-AMD, Inc. consisted of cash of $1,334,868 and patents and patent applications of $3,086, a total of $1,337,954.

An allocation of the consideration paid ($1,334,868) to the assets acquired based on relative fair value results in cash of $1,331,789 and patents of $3,079. Since the patents were already recorded at $3,086, the balance was fully allocated to cash.

Additionally, there is the fact that the preferred shares acquired contain a liquidation preference for Bio-AMD, Inc. That preference provides that, upon liquidation, Bio-AMD, Inc. would receive a return of £865,000 before any other distributions. Therefore, at the date of acquisition, Bio-AMD, Inc. had a 100% interest in the cash contribution by Bio-AMD, Inc.

Consideration was given to the potential of a value to be ascribed to the noncontrolling interest. We assessed the situation and concluded that no value should be ascribed to the noncontrolling interest. We are attaching as Exhibit B the basis for our conclusion.

We believe, based on the above information, that our accounting is in accordance with GAAP and that no revisions to our filing are required.

* * * * *

The Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  We also believe that based upon such responses, the Staff will concur that no revisions to the Form 10-K or the subsequent Forms 10-Q are required.

If the Staff has any questions or comments with respect to our responses, please contact me at + 44 (0) 8445 861910.

Sincerely yours,

/s/ Thomas Barr

Thomas Barr

Chief Executive Officer

EXHIBIT A

Bio-AMD, Inc.
Exhibit A to comment 2

2010 calculation of Loss attributable to Bio-AMD, Inc. (formerly Flex Fuels, Inc.) common shareholders
Calculations done pursuant to ASC 260-10-55 Example 7, paragraphs 55-64 through 55-67

	WDX	Bio-AMD Holdings

Net Loss	(682,177)	(327,844)
Preferred dividend	(17,158)	(56,484)

	(699,335)	(384,328)

Common shares (reflected as 10,000 for calculation simplicity)	10,000	10,000

Subsidiary loss per share	(69.93)	(38.43)

Parent ownership %	83%	63%
NCI ownership %	17%	37%

Shares attributed to parent	8,295	6,300

	Bio-AMD Inc Year ended 12/31/10
Parent Loss	(1,569,775)

WDX loss to be included in consolidated LPS	(562,905)	(8,295 shares x $(69.93)) + $17,158)
Bio-AMD Holding loss to be included in colsolidated LPS	(185,643)	(6,300 shares x $(38.43)) + $56,484)

2010 Loss attributable to Bio-AMD, Inc. common shareholders	(2,318,323)

Amount reported per 10K	(2,317,396)

Difference	(927)

Shares used in calculation	44,525,966

EPS effect of difference	$(0.000021)

EXHIBIT B

Bio-AMD, Inc.
Memo regarding Value on Bio-AMD Holdings Ltd Non Controlling Interest (NCI)

Facts:

During February of 2010 Bio-AMD, Inc. acquired a 63% ownership in Bio-AMD Holdings Ltd (“Bio AMD”), a United Kingdom company through the purchase of preferred shares for the amount of £865,000.

At the date of purchase, Bio AMD’s only assets were patents and patent applications. These had been purchased from a bankruptcy estate for £2,000 in April of 2009 by the founders of Bio-Alternative Medical Devices, Ltd., a subsidiary of Bio AMD, who then contributed them to Bio-Alternative Medical Devices, Ltd.

At the date of purchase Bio AMD had no operations.

The preferred shares provide for a preferential payment to Bio-AMD, Inc., upon liquidation of £865,000 plus accrued and unpaid dividends.

The preferred shares provide for a preferential payment to Bio-AMD, Inc., upon sale of £850,000 plus accrued and unpaid dividends.

The common shares reflect an investment of approximately $10.

Bio AMD is under the control of Bio-AMD, Inc.

Question: The Fair Value of the NCI

What value should be attributed to the NCI at the date of acquisition by Bio-AMD, Inc.?

Discussion:

At the date of acquisition, Bio-AMD, Inc. invested £865,000 in Bio AMD. Management has concluded that the historical cost of the patents owned reflected their fair value. The patents had been acquired relatively recently, out of a bankruptcy estate by the founders of Bio-Alternative Medical Devices Ltd, who then contributed these assets to, Bio-Alternative Medical Devices Ltd. They had not been placed into service and an independent valuation is not practical. The patents have had no operations or revenue associated with them on which to base a value.

Besides the patents, the cash was the only asset. If an assignation of fair value was made on a per share basis, based on the price paid by Bio-AMD, Inc., then the NCI would have a value of £508,000. However PWC research tool A Global Guide to Accounting for Business Combinations and Noncontrolling Interests – 2009 indicates that the fair value of the NCI and the previously held equity interest may not merely be an extrapolation of the consideration transferred for the controlling interest. In certain circumstances, an acquirer will be able to measure the acquisition-date fair value of the NCI and previously held equity interest based on active market prices for the remaining equity shares not held by the acquirer, which are publicly traded. However, in other situations, an active market for the equity shares will not be available. In those circumstances, the fair value of the NCI and previously held equity interest will likely need to be established through other valuation techniques and methods [ASC 805-20-30-7]. However the market approach and the income approach do not apply since the subsidiary was a non-operating shell company with a single asset.

An important distinction when measuring the fair value of the NCI is whether a potential fair value difference exists on a per-share basis between the acquirer’s controlling interest and the NCI. The price paid for the controlling interest will generally represent the fair value of the consideration transferred on a control basis. The fair value on a per-share basis for both the acquirer’s interest and the NCI may differ. The main difference is likely to be the inclusion of a control premium in the per-share fair value of the acquirer’s interest in the acquiree.

A control premium generally represents the amount paid by a new controlling shareholder for the benefit of controlling the acquiree’s assets and cash flows. The elements of control derived by an acquirer can be categorized as (i) benefits derived from potential synergies that result from combining the acquirer’s assets with the acquiree’s assets and (ii) the acquirer’s ability to influence the acquiree’s operating, financial, or corporate governance characteristics (e.g., appoint board members, declare dividends, compel the sale of the company).

Bio-AMD, Inc. has all of the elements described above that indicate a control premium.  More importantly, however, is the fact that the preferred shares acquired contain a liquidation preference for Bio-AMD, Inc. That preference provides that, upon liquidation, Bio-AMD, Inc. would receive a return of £865,000 before any other distributions. Therefore, at the date of acquisition, the NCI had no interest in the cash contribution by Bio-AMD, Inc.

Conclusion:

Inasmuch as the patents value is determined to be their cost, that there is no goodwill since the acquiree is a non-operating shell and that the NCI has no interest in the cash contributed by Bio-AMD, Inc., there is no value to be attributed to the NCI at the date of acquisition.